09057228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC FILE NUMBER
8- 041431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kane, McKenna Capital, Inc.

Signature Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 North Wacker Drive, Suite 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip R. McKenna — 312/444-1702
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name - *if individual, state last, first, middle name*)

1751 Lake Cook Road, Suite 400,	Deerfield	Illinois	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip R. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kane, McKenna Capital, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

RAMUNE STANEVICIENE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 9, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Kane, McKenna Capital, Inc.

We have audited the accompanying statement of financial condition of Kane, McKenna Capital, Inc. as of December 31, 2008, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kane, McKenna Capital, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Deerfield, Illinois
February 24, 2009

1751 Lake Cook Road, Suite 400, Deerfield, IL 60015 ■ 500 West Madison Street, Suite 3350, Chicago, IL 60661
847.205.5000 ■ Fax 847.205.1400 ■ www.millercooper.com

An independent member of BAKER TILLY INTERNATIONAL

FINANCIAL STATEMENTS

Kane, McKenna Capital, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$	145,217
Accounts receivable		30,906
Total assets	$	176,123

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	1,050
Due to parent		94,999
		96,049
STOCKHOLDERS' EQUITY		80,074
Total liabilities and stockholders' equity	$	176,123

The accompanying notes are an integral part of this statement.

Kane, McKenna Capital, Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2008

Revenue		
Advisory fees	$	555,358
Other		695
		556,053
Expenses		
Management fee		532,600
Professional fees		31,333
Administrative and other		19,376
		583,309
NET LOSS	$	(27,256)

The accompanying notes are an integral part of this statement.

Kane, McKenna Capital, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2008

	Number of Shares Authorized, Issued, and Outstanding		Common Stock		Additional Paid-in Capital		Stock Subscriptions Receivable		Retained Earnings		Total
Balances at January 1, 2008	1,000	$	1,000	$	24,000	$	(18,500)	$	100,830	$	107,330
Net loss for the year	-		-		-		-		(27,256)		(27,256)
Balances at December 31, 2008	1,000	$	1,000	$	24,000	$	(18,500)	$	73,574	$	80,074

The accompanying notes are an integral part of this statement.

Kane, McKenna Capital, Inc.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

Cash flows from operating activities		
Net loss	$	(27,256)
Adjustments to reconcile net loss to net cash used in operating activities		
Decrease in assets		
Accounts receivable		48,280
Increase (decrease) in liabilities		
Accounts payable		150
Due to parent		(15,401)
Income taxes payable to parent		(7,200)
Net cash used in operating activities		(1,427)
NET DECREASE IN CASH		(1,427)
Cash, beginning of year		146,644
Cash, end of year	$	145,217

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Kane, McKenna Capital, Inc. (the Company) is a Corporation that is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation ("SIPC"). The Company provides capital finance services including financial advisory assistance on issuance of general obligation and revenue bonds. The Company is a wholly-owned subsidiary of Kane, McKenna and Associates, Inc. ("Parent").

The Parent is organized to engage in and provide economic development and financial consulting and advisory services to both the private and public sectors, primarily in Chicago and its surrounding area.

2. Revenue Recognition and Accounts Receivable

The Company receives a fee for its services based on either hours of services provided at negotiated hourly rates or fixed fees based on contractual agreements. Fees are recorded as revenue as consulting services are performed or upon conclusion of financing. Allowances for uncollectible accounts are determined at management's discretion based on experience with the client and the economic stability of the client. As of December 31, 2008, there was no allowance for uncollectible accounts.

3. Income Taxes

Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and income tax bases of assets and liabilities. The Company files a consolidated income tax return with its Parent. Current income taxes are allocated to the Company in proportion to its taxable income as a percentage of the consolidated group's taxable income. At December 31, 2008, there were no significant deferred tax assets or liabilities. No income taxes have been allocated to the Company in 2008.

4. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate the existence of uncertain tax positions, if any, and any related income tax contingencies under Statement No. 5, *Accounting for Contingencies* (SFAS No. 5). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

6. Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximates fair value due to the short maturity of these instruments.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $49,168, which was $42,765 in excess of its required net capital of $6,403. In addition, the Company's ratio of aggregate indebtedness to net capital was 1.95 to 1.

NOTE C - RELATED-PARTY TRANSACTION

Because the Parent pays for all expenses of the Company, a management fee is paid to the Parent for reimbursement of the Company's approximate share of those expenses, under a fee-sharing arrangement. This fee amounted to $532,600 in 2008. The amount due to the Parent ($94,999) is uncollateralized, noninterest-bearing, and due on demand.

NOTE D - CONCENTRATION OF CREDIT RISK

1. Major Clients

   Sales to three clients totaled $277,375, or approximately 50%, of net revenues for the year ended December 31, 2008. There were no accounts receivable balances for these three clients at December 31, 2008.

2. Uninsured Cash

   The Company maintains a noninterest-bearing bank account in one financial institution located in Illinois. Under current law, which remains in effect for participating institutions through December 31, 2009, balances at this institution are fully insured by the Federal Deposit Insurance Corporation (FDIC).

SUPPLEMENTAL INFORMATION

Kane, McKenna Capital, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Total assets	$	176,123
Less nonallowable assets		30,906
Adjusted current assets		145,217
Total liabilities		96,049
Net capital		49,168
Minimum adjusted net capital (greater of 6 2/3 % of aggregate indebtedness of $96,049 or $5,000)		6,403
Excess net capital	$	42,765
Aggregate indebtedness		
Accounts payable and due to parent	$	96,049
Ratio:		
Aggregate indebtedness to net capital		1.95 to 1

There is no difference between the Company's computation of net capital per the December 31, 2008 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

Kane, McKenna Capital, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

No computation of reserve requirements has been made because Kane, McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

Kane, McKenna Capital, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

No information relating to possession or control requirements has been made because Kane, McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Stockholders of
Kane, McKenna Capital, Inc.

In planning and performing our audit of the financial statements of Kane, McKenna Capital, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

1751 Lake Cook Road, Suite 400, Deerfield, IL 60015 ■ 500 West Madison Street, Suite 3350, Chicago, IL 60661
847.205.5000 ■ Fax 847.205.1400 ■ www.millercooper.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Deerfield, Illinois
February 24, 2009